

September 8, 2014

Via E-mail
Mark Linkorst
Chief Executive Officer
VitaCig, Inc.
800 Bellevue Way NE, Suite 400
Bellevue, WA 98004

      Re: VitaCig, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed August 25, 2014
              File No. 333-195397

Dear Mr. Linkhorst:

We have reviewed your responses to the comments in our letter dated July 28, 2014 and have the following additional comments.

The Distribution, page 16

1. Please revise to clarify here that mCig, Inc. is distributing the 270,135,000 shares of VitaCig, Inc. common stock to the mCig, Inc. shareholders in the spin-off and that mCig, Inc. is an underwriter, as both indicated on the cover page. As such, please also remove the reference here that the common stock is to be resold by VitaCig, Inc. Shareholders.

Capitalization, page 18

2. Typically, "cash and cash equivalents" is the only asset presented in the capitalization table. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of operations, page 25

3. Please revise the caption of "Total revenue," which appears to relate to gross profit, from your tabular presentation of operating results on page 25.

Financial Statements

Balance Sheet, page F-2

4. Given the response to prior comment 9 in which you state that you do not offer any products on collection and instead require payment at the time of sale, as well as the revised disclosure in regard to revenue recognition in conjunction with this response, please explain to us what "accounts receivable" represents in your circumstances and how it arises.

5. Please disclose the basis for "deferred revenue," that is, discuss what it represents in your circumstances, how it arises and how it is recognized as revenue.

Notes to Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

6. Please clarify what you mean by "having the actual sales almost equal the revenue collected and recognized" in the second paragraph under this heading on page F-7.

7. It appears from your disclosure on revenue recognition that sales directly to consumers and through the WDR program are conducted solely online. Please confirm that this is true. If not true, please revise your disclosure to address your revenue recognition for non-online sales and to whom such sales are made.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via-email
William Robinson Eilers, Esq.